Angela Collette

Attorney and Counselor at Law

Licensed in New York, Michigan and Kentucky

October 18, 2012

Ms. Catherine T. Brown

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: Kopjaggers Inc.

Registration Statement on Form 10-12G

Filed March 22, 2011

File No. 000-54307

Dear Ms. Brown:

Please see the answers to your comments below.

General

1. We note that the acknowledgements we requested at the end of our letter dated April 19, 2011 were provided by counsel.  With your next amendment, please provide a written statement from the company acknowledging that

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided a separate correspondence stating: “The company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

2. We note your response to comment 3 in out letter dated April 19, 2011 that “[t]here is no plan to merge with a business or [sic] acquisition or other business combination.”  To the extent this is true, please:

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revise the first paragraph of Note 1 on page 28 and 37 to your financial statements; and

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confirm that your disclosure in Note 1 to your financial statements in your periodic filings filed on May 17, 2012 and May 22, 2012 are incorrect in this regard.

We have revised our disclosure to indicate there is no plan to merge with another entity in Note 1 of the financial statements and confirm that the disclosure was incorrect in this regard.

Item 1. Business

3. We note your response to comment 6 in our letter dated April 19, 2011 and the related revisions in your filing.  We further note your disclosure on page 10 in the second paragraph of the Liquidity and Capital Resources section and your disclosure in the risk factors section for each of your periodic reports filed on May 17, 2012 and May 22, 1012 discussing your involvement in the beverage industry as well as your disclosure in your management’s discussion and analysis section for your Form 10’K filed on May 17, 2012 discussing your involvement in the energy market.  Please clarify which industry you intend to focus on.  To the extent you intend to “focus solely on art transactions,” as your response to comment 6 states, please revise page 10 of your filing and confirm to us that references to any other industry in your periodic filings is incorrect.

We have deleted all references to any market but the art market in this disclosure and confirm that all other references to any other market were incorrect.

4. We note your response to comment 7 in our letter dated April 19, 2011 and the related revision in your filing.  Please revise your Form 10 and future periodic statements to delete the reference to the company’s senior art specialists under the heading “The Auction Market.”

We have deleted the reference to Senior Art Specialists. Future periodic statements will not include this reference.

Item 1A. Risk Factors

5. Please revise to include the correct date of the auditor’s report which appears to be March 6,   2012.

We have revised our disclosure reflect the correct date of March 6, 2012.

Item 2. Financial Information

Plan of Operations

6. In your response to comment 32 in our letter dated April 19, 2011, you also state that you no longer intend to acquire art.  Please revise to describe the type of inventory that you expect to have.  In this regard, we note your $50,000 inventory line item in your plan of operations on page 11.  Please revise your disclosure in the last paragraph under the heading “Our Website” on page 4, as well as in future periodic reports, to delete the reference to your artwork for sale from your own inventory since you do not intend to acquire art and your financial statements do not reflect your current inventory.

We have revised our disclosure to reflect the correct amount of $150,000 and not $200,000.

Item 7.  Certain Relationships and Related Transactions

7. We note that your response to comment 43 in our letter dated April 19, 2011 that you have “revised your disclosure so the disclosure is consistent with the financial statements.” It does not appear you have revised your disclosure to discuss $2,750 you owe to your sole shareholder for funds expended on your behalf.  Please revise Item 7 to provide the information required by Items 404(a) and 404(d) of Regulation S-K as it pertains to this related party transaction.

We have no fixed repayment terms with our shareholder regarding the advance of $2,750. It is payable on demand.

Sincerely,

s/s

Angela Collette

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